

December 10, 2010

Earl Abbott
President
Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

> **RE:** **Coyote Resources, Inc.**
> **Form 8-K**
> **Filed August 18, 2010, as amended**
> **File No. 000-52512**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01

1. We note the following phrase included throughout this section: "The foregoing description of the [XXX] Agreement is only a summary and is qualified in its entirety by reference to [XXX] Agreement, a copy of which is attached as Exhibit [XXX] to this current report and incorporated herein by reference." In every location, please revise to state, if true, that you disclose all material terms of the item you are attempting to qualify by reference.

Debt Repayment Agreement

2. We note your response to comment one from our letter dated November 12, 2010 and cannot agree with your conclusion that Socially Responsible Wealth Management Ltd. ("SRWM") is not a promoter. Not only did SRWM provide the initial financing to the

shell company in order for the shell to loan it to KMR the next day and acquire the non-producing mining claims but, as you disclose on page three, SRWM also then obtained sole discretion in determining the shell's use of funds the day after the shell "forgave" the debt pursuant to section 2(c) of the Debt Repayment Agreement and acquired the assets which you assert changed the company's status from that of a shell corporation. Thus, SRWM would appear to be "acting alone or in conjunction with one or more other persons, directly or indirectly tak[ing] initiative in founding and organizing the business or enterprise of an issuer." Please revise your disclosure to identify SRWM as a promoter, disclose the control person(s) of SRWM, and revise your disclosure under "Certain Relationships and Related Party Transactions…" on page 19 to provide the disclosure required under Item 7 of Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director